UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

June 29, 2012

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 10th Ordinary General Meeting of Shareholders of the Company held on June 26, 2012, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1) Date on Which the General Meeting of Shareholders Was Held

June 26, 2012

(2) Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 through 3)>

Proposal 1:	Disposal of surplus

(i) Matters related to Dividends from Surplus to Shareholders

	Common Stock	JPY 3 per share
	Eleventh Series Class XI Preferred Stock	JPY 10 per share
	Thirteenth Series Class XIII Preferred Stock	JPY 15 per share

(ii) Effective Date of Dividends from Surplus June 26, 2012

Proposal 2:	Appointment of three (3) Directors

It was proposed that Messrs. Takashi Tsukamoto, Hideyuki Takahashi and Daisaku Abe, three (3) in total, be appointed to assume the office of Director.

Proposal 3:	Appointment of one (1) Corporate Auditor

It was proposed that Mr. Masami Ishizaka be appointed to assume the office of Corporate Auditor.

<Shareholders’ Proposals (Proposals 4 through 13)>

Proposal 4:	Partial amendment to the Articles of Incorporation

It was proposed that a provision be added to the Articles of Incorporation providing that the maximum amount of compensation for each of the officers and employees shall be JPY 30 million.

Proposal 5:	Partial amendment to the Articles of Incorporation (Evaluation of stock in the case of having an interest in a company subject to the evaluation)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries, in the case any of them is requested to prepare an evaluation report on corporate value concerning a company, to carefully make a decision on whether to accept the mandate by taking into consideration, among other things, any interest in the company subject to the evaluation.

Proposal 6:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries to exercise appropriately their voting rights of shares held for strategic reasons.

Proposal 7:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the results and other matters in respect of the training for officers shall be disclosed on the Company’s website.

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the amount of compensation and/or bonus for Directors and Corporate Auditors shall be individually described in reference materials attached to the convocation notice of the general meeting of shareholders.

Proposal 9:	Partial amendment to the Articles of Incorporation (Cooperation in research on eligibility of welfare recipients)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company, upon inquiry from public agencies as to research on eligibility of welfare recipients, shall make efforts to respond to the nationwide inquiries, and that an additional clause also be added.

Proposal 10:	Partial amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the restriction on the number of characters in a description of reasons for a shareholder’s proposal shall be relaxed.

Proposal 11:	Partial amendment to the Articles of Incorporation (Prohibition on considering a blank vote as approval for the Company’s proposal and as disapproval for the shareholder’s proposal)

It was proposed that a provision be added to the Articles of Incorporation to the effect that differential treatment between the Company’s proposals and shareholder’s proposals with respect to blank voting forms without indications of either shareholders’ approval or disapproval shall be prohibited.

Proposal 12:	Partial amendment to the Articles of Incorporation (Separation of the chairman of a meeting of the Board of Directors and CEO)

It was proposed that a provision be added to the Articles of Incorporation to the effect that a Director is in principle prohibited from acting concurrently as chairman of the meeting of the board of directors and CEO, and any of Outside Directors shall act as chairman of a meeting of the board of directors.

Proposal 13:	Partial amendment to the Articles of Incorporation (Establishment of liaison for whistle-blowing at the Board of Corporate Auditors)

It was proposed that a provision be added to the Articles of Incorporation to the effect that a liaison for whistle-blowing with respect to misconduct of in-house members of the Board of Directors shall be established at the Board of Corporate Auditors and the process thereof shall be disclosed inside and outside the Company.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1 Disposal of surplus	142,283,351	1,203,676	57,870	96	Adopted
Proposal 2 Appointment of three (3) Directors Takashi Tsukamoto Hideyuki Takahashi Daisaku Abe	132,023,383 136,954,652 136,969,345	10,944,573 6,119,379 6,104,712	576,363 470,294 470,268	89 93 93	Adopted Adopted Adopted
Proposal 3 Appointment of one (1) Corporate Auditor Masami Ishizaka	136,564,257	6,941,036	39,708	92	Adopted
Proposal 4 Partial amendment to the Articles of Incorporation	17,578,140	125,785,910	179,833	11	Rejected
Proposal 5 Partial amendment to the Articles of Incorporation (Evaluation of stock in the case of having an interest in a company subject to the evaluation)	17,392,149	125,921,064	229,920	11	Rejected
Proposal 6 Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)	40,962,817	102,292,949	286,409	27	Rejected
Proposal 7 Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)	41,769,802	101,414,755	358,654	28	Rejected
Proposal 8 Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)	40,955,810	102,314,171	273,554	27	Rejected

Proposal 9 Partial amendment to the Articles of Incorporation (Cooperation in research on eligibility of welfare recipients)	16,300,495	126,703,090	542,052	11	Rejected
Proposal 10 Partial amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)	38,248,966	105,010,120	284,538	26	Rejected
Proposal 11 Partial amendment to the Articles of Incorporation (Prohibition on considering a blank vote as approval for the Company’s proposal and as disapproval for the shareholder’s proposal)	41,182,130	101,832,418	531,342	28	Rejected
Proposal 12 Partial amendment to the Articles of Incorporation (Separation of the chairman of a meeting of the Board of Directors and CEO)	36,355,305	106,743,683	446,660	24	Rejected
Proposal 13 Partial amendment to the Articles of Incorporation (Establishment of liaison for whistle-blowing at the Board of Corporate Auditors)	34,459,904	108,547,077	538,677	23	Rejected

(Note)    Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting is required for the adoption of proposal 1.

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of proposals 2 and 3.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required for the adoption of proposals 4 through 13.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc., present, has been counted.

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